Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 United States Telephone (+1) 212 903 9000

VIA EDGAR SUBMISSION

August 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Dale Welcome

Claire Erlanger

Alex King

Geoffrey Kruczek

Re:	NWTN, Inc. Registration Statement on Form F-4 Filed July 26, 2022 File No. 333-266322

Ladies and Gentlemen:

On behalf of NWTN, Inc. (the “Company”), we are publicly submitting concurrently herewith Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2022 (the “Amendment No. 1”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 12, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment No. 1.

U.S. Securities and Exchange Commission

August 29, 2022

Form F-4 filed July 26, 2022

Cover Page

1.	Please revise to disclose your response to prior comment 6 on your cover page.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amendment No. 1.

Covenants of the Parties, page 3

2.	We note your revisions in response to prior comment 21. Please revise to disclose the full dollar amount payable if the 50% threshold were reached. Also revise to clarify if the amounts are payable only when the 50% threshold is reached or whether the amount payable increases as the number of exercised warrants increases. For example, what is the amount payable if 100% of the warrants are exercised?

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 101 of the Amendment No. 1.

Interests of East Stones Initial Shareholders, page 32

3.	Please revise to more prominently disclose your responses to prior comments 62 and 63.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 33-34, 79, and 87 of the Amendment No. 1.

Selected Historical Financial Information, page 39

4.	We note that the selected consolidated statements of operations for East Stone, there is a line item for cost of revenue and gross profit. However, the audited financial statements of East Stone reflect these as operating costs and do not reflect a gross profit subtotal. Please revise this section to be consistent with the audited financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Amendment No. 1.

Background of the Business Combination with ICONIQ, page 115

5.	Please expand your revisions in response to prior comment 20 to explain the reasons for the $2.5 billion valuation proposal on March 26, 2022, which represented a decreased valuation from the initial proposals.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117 of the Amendment No. 1.

U.S. Securities and Exchange Commission

August 29, 2022

Financial Information and Comparable Company Analysis, page 119

6.	We note your revisions in response to prior comment 23. Please revise to clarify the references to “multiple valuation references” and “valuation references from ICONIQ” and to explain how those references served to confirm East Stone’s valuation. Please also revise to clarify how the information in the tables on pages 120 and 121 relate to East Stone’s determination of the value of ICONIQ.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 121-122 of the Amendment No. 1. We respectfully advise the Staff that the third party valuation references referenced on pages 121-122 included evaluations performed by firms which prohibited public disclosure of their work product. This, combined with the fact that such references were based on historical operations subject to significant uncertainty in future periods, significantly limited their utility. Therefore, East Stone was able to refer to such evaluations for comparative purposes, but could not rely on such references in any material fashion, and instead focused on its own independent valuation analysis of ICONIQ.

7.	Your disclosure added in response to prior comment 23 implies that East Stone did not receive projected financial information from ICONIQ. If so, please revise to state so directly and clearly. If not, revise to disclose those projections, including all material assumptions and estimates underlying those projections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 121-122 of the Amendment No. 1.

Summary of the Opinion of ValueScope, Inc., as Financial Advisor to East Stone, page 124

8.	Please revise to quantify the fees paid or payable to ValueScope and material relationships with ValueScope. Also file the opinion as an exhibit and include ValueScope’s consent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 127 and Exhibit 99.9 of the Amendment No. 1. We respectfully note that the preliminary draft opinion of ValueScope was previously filed as Annex F.

9.	We note your response to prior comment 24. Please revise to disclose the data underlying each of ValueScope’s analyses and explain how such data relates to ValueScope’s conclusions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 127 of the Amendment No. 1.

U.S. Securities and Exchange Commission

August 29, 2022

Income Approach, page 127

10.	The disclosure in the first paragraph suggests that ValueScope was not provided and/or did not use projected financial information relating to ICONIQ in conducting the analyses currently disclosed in your document. If so, revise to state so directly and disclose the projections that ValueScope generated as well as the underlying data. If not, disclose those projections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 127 of the Amendment No. 1.

Tax Consequences of the Business Combination, page 131

11.	We note your revisions in response to prior comment 25. Please revise to explicitly state that the disclosure in this section represents the opinion of named counsel. Also, given the continued use of “should” and what is “intended,” it continues to appear that the tax consequences are subject to uncertainty. Therefore, please revise to describe the reasons for and degree of uncertainty and the related risks to investors. Please also file a revised Exhibit 8.1 that includes counsel’s consent to being named in the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 135-136 of the Amendment No. 1.

Unaudited Pro Forma Combined Financial Information, page 150

12.	We note your response to prior comment 28; however, it appears to us that the convertible bond agreements, aggregating $102.4 million, should be presented as a separate column in your pro forma financial statements, as they are material to your balance sheet. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the Amendment No. 1.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021, page 155

13.	We note that the subtotal “Operating Loss” on the pro forma statement of operations excludes amounts for general and administrative expenses and research and development expenses which appear to be operating expenses. Please revise so that if you present an operating loss subtotal on the face of the pro forma statement of operations, it includes all operating expenses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 159 of the Amendment No. 1.

U.S. Securities and Exchange Commission

August 29, 2022

Comparative Share Information, page 158

14.	We note your response to prior comment 38. However, it appears to us that book value per share for historical East Stone should be calculated by dividing total shareholders’ deficit at December 31, 2021 by total East Stone ordinary shares outstanding in permanent equity at December 31, 2021. Please revise your disclosure accordingly or explain to us why you believe it is appropriate to use weighted average number of redeemable outstanding shares. Your disclosure on page 158 should also be revised to explain which shares are excluded or included in the book value per share calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 162 of the Amendment No. 1.

ICONIQ Holding Limited Financial Statements
18. Subsequent Events, page F-26

15.	We note that the auditor’s report on page F-2 includes a dual date of July 25, 2022 for the disclosures regarding corrections to previously issued consolidated financial statements in Note 3 and subsequent events in Note 18. In this regard, please revise your footnote to also state the date through which subsequent events have been evaluated for your reissued financial statements. Refer to ASC 855-10-25-4 and ASC 855-10-50-4 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-48 of the Amendment No. 1.

East Stone Acquisition Corporation Financial Statements
Unaudited Financial Statements for the Interim Period Ended March 31, 2022
Note 10. Fair Value Measurements, page F-53

16.	Your disclosure states that “for the period ended March 31, 2022 and December 31, 2021 on the statements of operations, the Company recognized an increase in the fair value of warrant liabilities of $449,000 and $775,900, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying consolidated statement of operations.” It appears, however, that during the period ended March 31, 2022 you recognized a decrease in the fair value of the warrant liabilities. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-81 of the Amendment No. 1.

U.S. Securities and Exchange Commission

August 29, 2022

Note 11. Subsequent Events, page F-55

17.	We note your response to prior comment 48 and the revision to your registration statement. As previously requested, please revise your disclosure to also include the details of the June 2022 PIPE Subscription Agreement disclosed in East Stone Acquisition Corporation’s Form 8-K furnished June 15, 2022 and in the forepart of the Form F-4.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-74 of the Amendment No. 1.

Exhibits

18.	Please file as an exhibit the investment agreement with Jinhua Government mentioned on page 7.

Response: In response to the Staff’s comment, the Company has filed the investment agreement with Jinhua Government as an exhibit to the Amendment No. 1.

General

19.	We reissue prior comment 64. Please revise to remove the carve-outs from the definition of China.

Response: In response to the Staff’s comment, the Company has revised the definition of “PRC” and “China” to remove carve-outs and has added a defined term of “Mainland China” to be used for statements that apply to the mainland China only, and the Company has made corresponding changes throughout the Amendment No. 1.

20.	We note your response to prior comment 51 and your planned dual-class capital structure. Please disclose the risks that such structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity. Please also tell us how you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amendment No. 1. The Company also respectfully advises the Staff that, pursuant to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17, when making the determination of whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition, the Company decides to apply one of the methods on a consistent basis by looking to whether more than 50% of the voting power represented by both classes of its ordinary shares on a combined basis is directly or indirectly owned of record by residents of the United States. The Company expects that, it will qualify as a foreign private issuer under the foregoing method, because immediately following the Closing, the direct or indirect beneficial holders of its Class A ordinary shares (expected to account for more than 70% of the Company’s voting power immediately following the Closing) are not expected to be U.S. residents. Based on the foregoing, on a combined basis, more than 50% of the voting power of the Company’s Class A and Class B ordinary shares is directly or indirectly owned by non-U.S. residents.

If you have any questions regarding the foregoing or the Amendment No. 1, please contact our counsel, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and Xiaoxi Lin, at xiaoxi.lin@linklaters.com, or by telephone at (852) 2901-5368.

U.S. Securities and Exchange Commission

August 29, 2022

Sincerely,

/s/ Brandon Dong
Brandon Dong SVP, Capital Markets

cc:	Jeffrey Cohen, Linklaters LLP

Xiaoxi Lin, Linklaters LLP